UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F

Contents

Update on Corporate Strategy

In conjunction with the changes to the Corporate Governance of Murano Global Investments PLC (the “Company”) as detailed below, the Company has decided to pause its Bitcoin treasury initiative. This is a strategic decision to focus on the Company’s core Mexican real estate assets and the restructuring of the Company’s debt obligations. The Board believes that this strategic focus will enhance operational efficiency and better align with the Company’s long-term objectives.

Corporate Governance

In accordance with the home country practices permitted under Nasdaq Capital Market (“Nasdaq”) rules, the Company has elected to follow Jersey law with respect to the composition of its board committees. Accordingly, the Company’s Audit Committee will consist of a sole member who qualifies as both an independent director and a financial expert under applicable SEC and Nasdaq regulations. The Company also confirms that its Board of Directors will include only one independent director. This governance structure is consistent with Jersey legal requirements, and the Company remains committed to maintaining high standards of corporate governance within the framework of its home jurisdiction.

Resignation of Directors

The board of directors (the “Board”) of the Company announces the following resignations:

1) Effective as of September 4, 2025, Mr. David James Galan resigned as director and Global Chief Financial Officer (“CFO”) of the Company.

2) Effective as of August 28, 2025, Mr. Keith Graeme Edelman resigned as independent director of the Company. He has also ceased to serve as chairman of the Audit Committee.

3) Effective as of September 4, 2025, Mr. Theodore Allegaert resigned as independent director of the Company. He has also ceased to serve as a member of the Audit Committee.

4) Effective as of September 4, 2025, Mr. Patrick Joseph Goulding resigned as director of the Company.

5) Effective as of August 27, 2025, Mr. Eric S. Weiss resigned as director of the Company.

The resignations of Mr. Galan, Mr. Edelman, Mr. Allegaert, Mr. Goulding, and Mr. Weiss from our Board of Directors and Mr. Galan as CFO, did not arise or result from any disagreement with the Company or the Board. The Board would like to express its sincere gratitude to Mr. Galan, Mr. Edelman, Mr. Allegaert, Mr. Goulding, and Mr. Weiss for their contributions to the Company during their tenure of office.

Appointment of Directors and Change in Composition of Audit Committee

The Board further announces the following appointments and changes to the composition of the Board committees:

1) Effective as of September 4, 2025, Mr. Oscar Jazmani Mendoza Escobar has been appointed as interim Global CFO.

2) Effective as of September 4, 2025, Mr. Julio Arias García has been appointed as independent director of the Board and sole member of the Audit Committee. Mr. Arias is an independent director under the applicable rules and regulations of the Securities and Exchange Commission and the rules of Nasdaq. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Arias was selected as a director.

The Board has determined that Mr. Arias qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

After the changes described above and effective from September 4, 2025:

•	the Board will consist of three directors, including Mr. Elias Sacal Cababie, Mr. Marcos Sacal Cohen and Mr. Julio Arias García, as Independent Director.
•	Mr. Arias, who qualifies as a “financial expert”, will be the sole member of the Audit Committee.
•	Mr. Oscar Jazmani Mendoza Escobar will be the interim Global CFO.

Set forth below is certain biographical information regarding the background and experience or Mr. Jazmani and Mr. Arias:

Mr. Mendoza has been working with Murano Mexico in the last two years in Mexico as a local CFO and is a Certified Public Accountant by the Instituto Mexicano de Contadores Publicos and has a Master Degree in Finance. He has more than 20 years of experience in accounting, audit and finance areas, prior to join Murano Mr. Mendoza was an Assurance Director at PwC Mexico where he attended public and private clients with reporting compliance in Mexico, United States of America, Spain, Brazil, Sweden, Italy an Australia and has knowledge in different industries such as hospitality, real estate, manufacturing/maquila, real estate, automotive, retail & wholesale, consume, entertainment/media and oil & gas.

Mr. Julio Arias is a Certified Public Accountant by the Instituto Mexicano de Contadores Publicos A.C. Previously, he attended the faculty of public accountants at the Universidad Nacional Autónoma de Mexico (UNAM). Mr. Arias has more than 34 years of experience in external audit, finance and taxes areas in private and public companies among different industries such as real estate, hospitality, automotive, service sector as well as financial business working with insurance companies.  He has been an independent consultant and serves as a member of the board in private companies.  In the last few years, he has been involved in developing complex tax structures to help companies improve their tax benefits.  Finally, due to his deep experience in external audit where he was a director in small firms, he has also been a trusted advisor in the implementation of internal control environments including COSO methodology and SOX controls.

Results of Annual General Meeting held on September 2, 2025

The Annual General Meeting of the Company was held in London on September 2, 2025.  The Company announces that all resolutions put to the meeting were duly passed, except for Resolution 2.  Resolution 2, which proposed the re-appointment of Keith Graeme Edelman as a Class I director, was withdrawn from the meeting, due to the resignation of Mr. Edelman prior to the Annual General Meeting and as detailed above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: September 4, 2025	By:	/s/ Oscar Jazmani Mendoza Escobar
Name: Oscar Jazmani Mendoza Escobar
Title: Chief Financial Officer